UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

   PYRAMID OIL COMPANY OF CALIFORNIA

(Name of Issuer)

       COMMON STOCK

(Title of Class of Securities)

    747215101

(CUSIP Number)

   RONALD ZLATNISKI, 731 PRINCE RD, GREENSBORO, NC 27455 (336) 282-3078

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

   July 12, 2000

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 747215101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
RONALD A. ZLATNISKI

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	X

	(b)	..........................................................................................................................................

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power: 137,133

	8.	Shared Voting Power: 141,833 /1/

	9.	Sole Dispositive Power: 137,133

	10.	Shared Dispositive Power: 141,833 /1/

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 141,833 /1/ /1/ Includes 4,700 shares held by Virginia Zlatniski, wife of Ronald Zlatniski

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11): 5.7%

14.	Type of Reporting Person (See Instructions): Individual

Item 1.	Security and Issuer

This statement relates to the Common Stock of Pyramid Oil Company of California. The address is: 2008 21st Street, Bakersfield, CA 93301

Item 2.	Identity and Background:

This statement is filed by Mr. Ronald A. Zlatniski, a United States Citizen, with the address of 731 Prince Road, Greensboro, NC. His present employer is Central Carolina Bank & Trust Company, P.O. Box 30010, Durham, NC 27455. During the past five years, Mr. Zlatniski has been employed in various administrative positions within the banking, trust and securities industries. Mr. Zlatniski has held both NASD Series 7 & 63 licenses, both of which have expired. Within this time, Mr. Zlatniski has also held positions at North Carolina Trust (Greensboro, NC), NationsBank (Greensboro, NC) and The Suffolk County National Bank, (Riverhead, NY). Mr. Zlatniski was a Bank Officer at The Suffolk County National Bank in the Investor Relations Department.

Mr. Zlatniski also owns and operates several internet commerce sites. Some of these sites are named and located on the internet at the following addresses:

.www.MisterGifts.com

.www.MisterBooks.com

.www.MisterMovies.com

. www.MisterToys.com

. www.TalkShowNet.com

Mr. Zlatniski has not been convicted in any criminal proceeding (excluding minor traffic violations or similar misdemeanors), nor has been party to a civil proceeding of judicial or administrative body of competent jurisdiction subjecting him to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State Securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

All shares were purchased with personal funds in Individual Retirement Accounts (IRA) or Personal Brokerage accounts held directly in the name of Ronald Zlatniski, except for 4,700 shares which are held in an IRA in the name of Virginia Zlatniski, as disclosed above.

Item 4.	Purpose of Transaction

The shares of Pyramid Oil referenced in this statement were purchased for investment purposes. Mr. Zlatniski will closely monitor the financial condition and direction of the Company. Mr. Zlatniski may acquire additional shares or dispose of some or all of his holdings, depending upon many factors, including, but not limited to: market conditions; availability of shares; and the financial performance and direction of the Company. Mr. Zlatniski reserves the right to nominate a director to the Board of Directors or submit proposals to shareholders or to management at some time in the future. Such proposals will depend upon several factors, including the financial condition and direction of the company, or other such business decisions made by management. At the present time, Mr. Zlatniski is satisfied with the financial performance and direction of the company, and does not intend to make any proposals to shareholders or management at the current time.

Item 5.	Interest in Securities of the Issuer
The aggregate number of shares covered by this amended filing is 141,833 or 5.7% of the current outstanding common stock of Pyramid Oil Company. Approximately 85,000 shares are held in an IRA in the name of Mr. Zlatniski, and 4,700 shares are held in an IRA in the name of his Wife, Virginia Zlatniski. The remaining shares are held in brokerage accounts or certificate form, registered in the name of Ronald A. Zlatniski, solely. Mr. Zlatniski has sole power to dispose of and vote 137,133 shares, and Mrs. Virginia Zlatniski has sole power to dispose of and vote on 4,700 shares. Both Ronald Zlatniski and Virginia Zlatniski disclaim any beneficial ownership with respect to each other's shares, other than being the primary beneficiary of each other's IRA in the event of the death of one or the other. An additional 6,747 shares of stock were purchased on the NASDAQ Bulletin Board since the amended 13D/A filing, May 8, 2000. The purchases were made between May 8, and July 12, 2000 at the prices ranging from of $0.44 to $1.00.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.

Item 7.	Material to Be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 12, 2000

Date
/s/ Ronald A. Zlatniski

Signature

Ronald A. Zlatniski

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)